51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
RepliCel Life Sciences Inc. (the “Company” or “RepliCel”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1
Item 2   Date of Material Change
November 29, 2022
Item 3   News Release
The news release dated November 28, 2022 was disseminated through AccessWire.
Item 4   Summary of Material Change

The Company announced that Andrew Schutte has accepted the role of President and CEO. Mr. Schutte has served as a Director and been a member of both the Science and Operations Committees since 2018.  Lee Buckler, the current President and CEO, has resigned these roles and will work with the Board on an ongoing basis. The Company thanks Mr. Buckler for his past service and ongoing commitment to the Company's success. Kevin McElwee, co-founder and Chief Science Officer has agreed to oversee a robust and expanding set of research initiatives. In addition, Ben Austring has been appointed Chief Legal Officer and Operations Manager.
Item 5   Full Description of Material Change
5.1         Full Description of Material Change
A full description of the material change is described in Item 4 above and in the News Release which was filed on SEDAR.
5.2         Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7   Omitted Information
None
Item 8   Executive Officer
Contact:          Andrew Schutte, CEO and President
Telephone:      604.248.8730

Item 9   Date of Report
November 29, 2022